UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

1Q10 Earnings Results

Bradesco

This presentation may contain forward-looking statements. Such statements are not statements of historical facts and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to the impact of competitive services and pricing market acceptance of services, service transactions by the Company and its competitors, regulatory approval, currency fluctuations, changes in service mix offered, and other risks described in the Company's registration statement and other Securities and Exchange Commission filings. Forward-looking statements speak only as of the date they are made and Banco Bradesco does not undertake any obligation to update them in light of new information or future developments.

Highlights

- **Book Net Income and Profitability**
  - 1Q10: R$ 2.103 billion / ROAE: 21.7% (+ 22.1% / 0.7 p.p over 1Q09)
- **Adjusted Net Income and Profitability**
  - 1Q10: R$ 2.147 billion / ROAE: 22.2% (+ 9.8% / (1.9) p.p over 1Q09)
- **Adjusted Net Income Breakdown**
  - Bank: 67% in 1Q10 (67% in 1Q09)
  - Insurance: 33% in 1Q10 (33% in 1Q09)
- **Adjusted Net Interest Income**
  - 1Q10: R$ 7.689 billion (+ 8.1% over 1Q09)
- **Total Assets**
  - March 2010: R$ 532.626 billion (+ 10.5% over March 2009)
- **Total Loan Portfolio**
  - March 2010: R$ 235.238 billion (+ 10.4% over March 2009)

All the numbers and financial indicators in this presentation have been calculated based on adjusted net income, after adjustment for non-recurring items in the respective periods.

- **Asset Management**
  - March 2010: R$ 739.894 billion (+ 15.5% over March 2009)
- **Delinquency Ratio (more than 90 days)**
  - March 2010: 4.4% (4.2% in March 2009)
- **Coverage Ratio (more than 90 days)**
  - March 2010: 180.8% (152.4% in March 2009)
- **Capital Adequacy Ratio**
  - March 2010: 16.8% (16.0% in March 2009)
- **Efficiency Ratio**
  - March 2010: 41.2% (42.5% in March 2009)
- **Combined Ratio**
  - March 2010: 85.2% (86.2% in March 2009)

Book Net Income x Adjusted Net Income

R$ Million	1Q10	4Q09	1Q09
Book Net Income	2,103	2,181	1,723
Non-Recurring Events	44	(342)	233
- Additional Allowance for Loan Losses	-	-	177
- Records of Tax Credits	(242)	-	-
- Provision for Tax Contingencies	397	-	-
- Provision for Civil Contingencies – Economic Plans	36	111	176
- Law 11,941/09 (REFIS) (1)	-	(388)	-
- Others(2)	-	(23)	-
- Tax Effects	(147)	(42)	(120)
Adjusted Net Income	2,147	1,839	1,956
ROAE %	21.7% (*)	21.4% (*)	21.0% (*)
ROAE (ADJUSTED) %	22.2% (*)	20.3 % (*)	24.1% (*)

(*) Annualized ROAE ;

(1) Net effect of tax payment through program for payment of tax debts – Law # 11,941/09 (REFIS); and

(2) R$60 million relative gain from the IPO of Laboratório Fleury obtained through our affiliate Integritas Participações, R$64 million in expenses with impairment testing, R$26 million allowance for investment losses and R$ 53 million gross gain from the partial divestment of Cetip.

EPS (1) , Efficiency and Net Income



42.9%
42.6%
43.0%
43.3%
42.5%
41.5%
40.9%
40.5%
41.2%
2.19
2.25
2.27
2.25
2.27
2.27
2.24
2.22
2.27
R$ Million
1,907
2,002
1,910
1,806
1,956
1,996
1,795
1,839
2,147
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Net Income
Earnings per Share (R$)
Efficiency Ratio
Accumulated over 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

R$ Million


Total Assets
1.7%
1.6%
1.7%
482,141
506,223
532,626
Mar09
Dec09
Mar10
Total Assets
ROAA (1)


Shareholders' Equity
24.1%
20.3%
22.2%
35,306
41,754
43,087
Mar09
Dec09
Mar10
Shareholders' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Mar09	Dec09	Mar10
Tier I	13.2	14.8	14.3
Tier II	2.9	3.1	2.6
Deductions	(0.1)	(0.1)	(0.1)
BIS	**16.0**	**17.8**	**16.8** [3]

(1) Accumulated, Ajusted Net Income over the Period;
(2) Excluding assets valuation adjustments recorded in the Shareholders' Equity.
(3) Excluding the advanced redemption of perpetual subordinate debt in the amount of US$ 300 million, in Tier II, the ratio would be 16.6%. And if we also exclude the addition of surplus allowance for loan losses from the capital base, it would come to 15.7%.

Net Income Breakdown

	1Q10	4Q09	1Q09
- Fees	25%	28%	27%
- Loans	29%	25%	18%
- Securities	8%	9%	15%
- Funding	5%	5%	7%
Banking	**67%**	**67%**	**67%**
Insurance	**33%**	**33%**	**33%**

R$ Million	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Securities – Fixed Income	4,024	3,560	2,193	13.0	83.5
Securities - Equities	143	115	(1,158)	24.3	(112.3)
Loan Operations	494	501	125	(1.4)	295.2
Investments [(1)]	7,120	6,629	68	7.4	-
Others	(870)	(682)	65	27.6	-
TOTAL	**10,911**	**10,123**	**1,293**	**7.8**	**-**

Note: Excluding the unrecorded goodwill from real estate for own use in the amount of R$ 1,877 million and unrecorded tax credit related to the increase of the Social Contribution (CSLL) rate of R$ 736 million, related to Mar/09.

(1) It includes, basically, the goodwill of participation in Cielo, Odontoprev, BM & F Bovespa, Fleury and Cetip.

NII – Interest/Non-Interest


R$ Million
5,177
5,144
5,492
5,586
5,959
5,674
5,924
7,115
7,560
7,587
7,492
7,689
480
311
275
39
327
(141)
(20)
693
789
696
348
283
4,697
4,833
5,217
5,547
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Interest
Non Interest

Core NIM & NII



R$ Million
12.0%
11.3%
12.1%
12.7%
14.5%
14.4%
13.8%
13.8%
11.3%
10.5%
10.9%
10.8%
11.2%
11.3%
11.3%
12.3%
12.2%
9.8%
9.3%
9.7%
9.2%
8.8%
8.8%
8.8%
8.4%
8.3%
8.4%
8.4%
8.0%
7.6%
7.0%
7.0%
7.3%
7.6%
7.8%
7.8%
4,697
4,833
5,217
5,547
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Adjusted NII
Average Interest Rate = (NII /Total Assets - Repos - Permanent Assets) annualized
Selic (12 months)
Pré BM&F Rate (1 year)

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
- Loans	5,630	5,373	4,576	4.8	23.0
- Funding	593	603	749	(1.7)	(20.8)
- Insurance	744	697	578	6.7	28.7
- Securities / Others	439	471	519	(6.8)	(15.4)
NII	**7,406**	**7,144**	**6,422**	**3.7**	**15.3**

Credit NII


R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Net Margin
PLL (*)
Gross Margin

(*) Including loan discounts, credit recovery, earnings from properties sold, etc

Total Loan Portfolio

R$ Million	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Large Corporate	81,437	80,906	80,074	0.7	1.7
SMEs	67,789	65,086	59,225	4.2	14.5
Individuals	86,012	82,086	73,694	4.8	16.7
Total (1)	**235,238**	**228,078**	**212,993**	**3.1**	**10.4**

(1) Including Sureties and Guarantees, anticipation of credit card receivables loan assignments (FDIC and CRI).

Deliquency Ratio > 90 days [1]



%
5.2
5.6
5.9
5.8
5.8
5.8
5.8
5.8
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
3.4
3.5
3.6
3.7
3.6
3.6
3.4
3.3
3.4
3.4
3.4
4.2
4.6
5.1
4.9
4.4
5.0
4.8
4.5
4.4
3.3
3.5
3.5
3,6
3.4
3.1
2.6
2.6
2.3
2.4
2.7
3.6
0.5
0.2
0.1
0.1
0.2
0.2
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
Jun06
Sep
Dec
Mar07
Jun
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Individuals
Large Corporate
SMEs
Total

(1) See the Report on Economic and Financial Analysis.

Deliquency Ratio 61 to 90 days



%
1.2
1.1
1.2
1.1
1.1
1.3
1.7
1.5
1.6
1.5
1.7
1.5
1.6
1.4
1.5
1.4
1.4
1.5
1.3
1.4
1.4
1.3
0.7
0.7
0.7
0.7
0.7
0.8
0.9
0.9
1.0
1.0
1.1
1.0
1.0
1.0
1.1
1.0
1.0
1.0
0.9
0.9
0.9
0.9
0.4
0.3
0.4
0.4
0.3
0.4
0.4
0.5
0.7
0.7
0.7
0.6
0.7
0.6
0.8
0.7
0.6
0.6
0.5
0.6
0.5
0.5
Jun08
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar09
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar10
Corporate
Individuals
Total

Provisioning Ratios (1)



%
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
6.2
6.1
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.9
5.4
5.8
5.8
5.2
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
3.4
3.3
2.9
3.1
3.3
3.3
3.5
3.8
4.4
4.8
4.8
4.2
R$ 3.0 bi
R$ 5.5 bi
R$ 7.5 bi
PLL
Minimum Required PLL
E-H Past Dues/Loan Portfolio
12-Month Write Offs
12-Months White Offs (Gross)

(1) See the Report on Economic and Financial Analysis.

Coverage Ratio – Non Performing Loans


%
165.9
136.6
163.6
135.7
165.6
130.7
152.4
122.3
169.1
137.9
166.5
139.4
174.6
148.6
180.8
151.3
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Over 90 days (1)
Over 60 days (2)

(1) Provision for Loan Losses (Outstanding Balance)/ Loan Operations past due by more than 90 days
(2) Provision for Loan Losses (Outstanding Balance)/ Loan Operations past due by more than 60 days

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Cards	972	953	834	2.0	16.5
Checking Accounts	542	543	487	(0.2)	11.3
Loan Operations	390	405	366	(3.7)	6.6
Asset Management	429	430	369	(0.2)	16.3
Collection	257	259	236	(0.8)	8.9
Tax Payments	69	66	63	4.5	9.5
Consortium	97	95	80	2.1	21.3
Custody / Brokerage	114	116	89	(1.7)	28.1
Techinical Analysis Underwriting	75	105	22	(28.6)	240.9
Others	179	153	177	17.0	1.1
TOTAL	**3,124**	**3,125**	**2,723**	**-**	**14.7**

Operating Expenses

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
- Structural	1,735	1,725	1,588	0.6	9.3
- Non Structural	385	356	264	8.1	45.8
Personnel	**2,120**	**2,081**	**1,852**	**1.9**	**14.5**
Administrative	**2,647**	**2,746**	**2,155**	**(3.6)**	**22.8**
Total	**4,767**	**4,827**	**4,007**	**(1.2)**	**19.0**
Op. Expenses [1]/Total Assets	**3.4%**	**3.4%**	**3.3%**	**-**	**0.1 p.p**
# Employees	**85,893**	**85,548**	**86,650**	**0.4**	**(0.9)**

[1] Accumulated over 12 months.

Other Administrative Expenses

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Third-Party Services	724	702	523	3.1	38.4
Communication	334	328	293	1.8	14.0
Advertising	152	283	110	(46.3)	38.2
Data Processing	191	212	182	(9.9)	4.9
Depreciation and Amortization	221	203	157	8.9	40.8
Transports	142	150	127	(5.3)	11.8
Rental	144	145	133	(0.7)	8.3
Maintenance and Repairs	108	112	94	(3.6)	14.9
Leasing	98	99	108	(1.0)	(9.3)
Financial System Services	86	89	62	(3.4)	38.7
Others	447	423	366	5.7	22.1
Total	**2,647**	**2,746**	**2,155**	**(3.6)**	**22.8**
Distribution Network	**46,570**	**44,577**	**39,275**	**4.5**	**18.6**

Written Premiums, Pension Plans´Contributions and Savings Bonds Income

R$ Million				Variation %	
	1Q10	4Q09	1Q09	Q-o-Q	Y-o-Y
Life and Pension Plans	3,910	4,933	2,822	(20.7)	38.6
Health (*)	1,705	1,622	1,419	5.1	20.2
Auto and P&C	935	855	718	9.4	30.2
Savings Bonds	526	575	413	(8.5)	27.4
Others Lines	120	55	142	118.2	(15.5)
Total	**7,196**	**8,040**	**5,514**	**(10.5)**	**30.5**
Shareholders´ Equity	**10,561**	**11,127**	**9,384**	**(5.1)**	**12.5**
Adjusted Net Income	**703**	**602**	**650**	**16.8**	**8.2**
ROAE	**27.9%**	**26.3%**	**31.8%**		

(*) For management purposes, we consider total revenues. As of January 2010, as required by RN 206/09 (ANS) revenues from premiums started to be accounted for "*pro-rata temporis*" (results), and PPNG (Unearned Premiums Provision) was no longer accounted for. This change in accounting did not affect premiums earned. The change in the amount of Premiums written booked was of R$345 million.

Combined Ratio and Other Information [1]

R$ Billion


Combined Ratio % (2)
84.9
84.4
89.7
86.2
85.5
88.9
85.3
85.2
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10


Technical Provisions
Pension Plans and Life/VGBL
57.4
67.6
Mar09
Mar10
Health (3)
3.4
3.4
Mar09
Mar10


Financial Assets
73.1
86.9
Mar09
Mar10
Technical Provisions
66.7
77.7
Mar09
Mar10


Technical Provisions
Auto/P&C
3.0
3.4
Mar09
Mar10
Savings Bonds
2.7
3.1
Mar09
Mar10

(1) Financial Assets and Technical Provisions;
(2) Excluding additional provisions;
(3) The reduction in Technical Provision results from the compliance with RN 206/09, which, as of January 2010, required the booking of PPNG, partially offset by the transfer of the non-technical provision to the technical provision of benefits to be granted – reissue.

Macroeconomic Outlook

	2010	2011
GDP	6.40%	4.30%
Interest Rate (year-end Selic)	11.00%	12.25%
Inflation (CPI)	5.50%	4.70%
Fx Rate (R$/US$)	1.90	1.95

Guidance 2010

	2010
Loan Portfolio [(1)]	21 to 25%
Individuals [(1)]	16 to 20%
Corporates [(1)]	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products	
Vehicles	10 to 14%
Cards	9 to 13%
Mortgages (origination)	R$ 6.5 bn
Payroll-Deductible Loans	32 to 36%
Net Interest Income [(2)]	14 to 18%
Fee Income	7 to 11%
Operating Expenses [(3)]	9 to 13%
Insurance Premiums	16 to 20%

[(1)] Not considering cards, sureties, guarantees, FIDC and CRI; [(2)] Guidance for Adjusted NII in the current criterion; [(3)] Personnel and Administrative Expenses

1Q10 Earnings Results

Bradesco

This presentation may contain forward-looking statements. Such statements are not statements of historical facts and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to the impact of competitive services and pricing market acceptance of services, service transactions by the Company and its competitors, regulatory approval, currency fluctuations, changes in service mix offered, and other risks described in the Company's registration statement and other Securities and Exchange Commission filings. Forward-looking statements speak only as of the date they are made and Banco Bradesco does not undertake any obligation to update them in light of new information or future developments.

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ADDITIONAL SLIDES

Economic Indexes

Main Indexes (%)	1Q10	4Q09	1Q09	Variation p.p. Q-o-Q	Y-o-Y
Interbank Deposit Certificate (CDI)	2.02	2.12	2.89	(0.10)	(0.87)
IBOVESPA	2.60	11.49	8.99	(8.89)	(6.39)
U.S. Dollar - Commercial Rate	2.29	(2.08)	(0.93)	4.36	3.22
IGP-M Inflation Rate	2.77	(0.11)	(0.92)	2.88	3.69
IPCA- CPI	2.06	1.06	1.23	1.00	0.83
Long-Term Interest Rate (TJLP)	1.48	1.48	1.54	-	(0.06)
Interest Rate (TR)	0.08	0.05	0.37	0.03	(0.29)
Savings	1.59	1.56	1.89	0.03	(0.30)
# Business Days	61	63	61	(2)	-

Closing Quote	Mar10	Dec09	Mar09	Variation % Q-o-Q	Y-o-Y
U.S. Dollar - Commercial Rate (R$)	1.78	1.74	2.32	2.29	(23.07)
Euro (R$)	2.41	2.51	3.08	(3.98)	(21.79)
Sovereign Risk (points)	185	192	425	(3.65)	(56.47)
SELIC - Copom Base Rate (% p.a.)	8.75	8.75	11.25	-	(2.50) p.p
Pré BM&F Rate 1 year (% p.a)	10.85	10.46	9.79	0.39	1.06 p.p

Income Statement

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Net Interest Income	7,689	7,492	7,115	2.6	8.1
Provision for Loan Losses	(2,188)	(2,695)	(2,762)	(18.8)	(20.8)
Gross Income from Fin. Interm.	**5,501**	**4,797**	**4,353**	**14.7**	**26.4**
Insurance, Pension Plans, Sav. Bonds	583	484	537	20.5	8.6
Fee Income	3,124	3,125	2,723	-	14.7
Personnel and Administrative Expenses	(4,767)	(4,827)	(4,007)	(1.2)	19.0
Tax Expenses	(749)	(694)	(587)	7.9	27.6
Other Operating Revenues/Expenses	(521)	(457)	(406)	14.0	28.3
Operating Income	**3,171**	**2,428**	**2,613**	**30.6**	21.4
Non-Operating Income	4	(62)	72	(106.5)	(94.4)
Inc. Tax/Social Contr., Minority Interest	(1,028)	(527)	(729)	95.1	41.0
ADJUSTED NET INCOME	**2,147**	**1,839**	**1,956**	**16.7**	**9.8**
Non-Recurring Events	(44)	342	(233)	(112.9)	(81.1)
BOOK NET INCOME	**2,103**	**2,181**	**1,723**	**(3.6)**	**22.1**

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Interest [1]	7,406	7,144	6,422	3.7	15.3
Non Interest	283	348	693	(18.7)	(59.2)
Total	**7,689**	**7,492**	**7,115**	**2.6**	**8.1**
Average Rate [2]	8.1%	8.1%	7.8%	-	0.3 p.p
Selic	8.8%	8.8%	11.3%	-	(2.5) p.p

(1) Interest Variation

	Q-o-Q	Y-o-Y
Δ Volume =	269	656
Δ Spread =	(7)	328

(2) Adjusted Net Interest Income / Average Assets – Repos – Permanent Assets (Annualized).

Provision for Loan Losses / PLL Expenses / Write off

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
OPENING BALANCE	16,313	14,953	10,263	9.1	58.9
RECORDED	2,159	2,730	2,920	(20.9)	(26.1)
PLL ORIGINATED FROM ACQUIRED INSTITUTIONS	-	1,030	-	-	-
WRITTEN-OFF	(2,636)	(2,400)	(1,759)	9.8	49.9
CLOSING BALANCE	15,836	16,313	11,424	(2.9)	38.6
SPECIFIC PROVISION	8,230	8,886	6,794	(7.4)	21.1
GENERIC PROVISION	4,601	4,424	2,941	4.0	56.4
EXCESS PROVISION	3,005	3,003	1,689	0.1	77.9
RETRIEVED CREDIT	508	616	312	(17.5)	62.8

Loan Portfolio – Individuals

R$ Million	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Vehicles - CDC	20,609	18,711	19,540	10.1	5.5
Leasing	11,329	12,323	12,575	(8.1)	(9.9)
Credit Card (1)	14,195	14,564	8,986	(2.5)	58.0
Personal Loans	9,342	8,903	8,179	4.9	14.2
Payroll-Deductible Loans (2)	11,491	9,450	6,978	21.6	64.7
Rural	4,785	4,866	4,063	(1.7)	17.8
BNDES Onlendings	3,439	2,879	2,876	19.5	19.6
Mortgages (3)	3,189	3,031	2,622	5.2	21.6
Overdraft Accounts	2,635	2,267	2,413	16.2	9.2
Sureties and Guarantees	551	412	387	33.7	42.4
Others (4)	4,448	4,680	5,075	(5.0)	(12.4)
TOTAL	**86,012**	**82,085**	**73,694**	**4.8**	**16.7**

(1) Including R$ 3.7 billion in Mar/10, related to Banco Ibi incorporation; Dec/09: R$ 3.3 billion;
(2) Including loan assignment (FIDC) of R$ 360 million in Mar/10 ; Dec/09: R$ 351 million, Mar/09: R$ 381 million;
(3) Including loan assignment (CRI) of R$ 354 million in Mar/10; Dec/09: R$ 378 million, Mar/09: R$ 354 million
(4) Including loan assignment (FIDC) of R$ 18 million in Mar/10, regarding Goods Financing; Dec/09: R$ 24 million, Mar/09: R$ 41 million.

R$ Million

	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
CDC/ Leasing - Vehicle	31,938	31,034	32,115	2.9	(0.6)
Personal Loans (Excluding Payroll-Deductible Loan)	9,342	8,903	8,179	4.9	14.2
Payroll–Deductible Loans (1)	11,491	9,450	6,978	21.6	64.7
Credit Card (2)	14,195	14,564	8,986	(2.5)	58.0
Goods	1,270	1,344	1,474	(5.5)	(13.8)
TOTAL	68,236	65,296	57,732	4.5	18.2

(1) Including loan assignments (FIDC) of R$ 360 million in Mar/10; Dec/09: R$ 351 million, Mar/09: R$ 381 million.
(2) Included R$ 3.7 billion in Mar/10, regarding Banco Ibi incorporation; Dec/09: R$ 3.3 billion.

Loan Portfolio - Corporate

R$ Million	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Working Capital	29,526	27,676	25,795	6.7	14.5
Export Financing	8,016	8,750	13,922	(8.4)	(42.4)
BNDES Onlendings / Finame	16,762	15,361	13,639	9.1	22.9
Operations Abroad	14,017	13,128	11,410	6.8	22.8
Overdraft Accounts	8,226	8,369	9,134	(1.7)	(9.9)
Leasing	8,642	8,896	9,013	(2.9)	(4.1)
Credit Card	7,738	7,314	6,674	5.8	15.9
Rural	4,144	4,122	3,661	0.5	13.2
Vehicles - CDC	3,062	2,949	3,099	3.8	(1.2)
Mortgages (1)	5,119	4,745	3,554	7.9	44.0
Sureties and Guarantees(2)	34,162	34,256	30,325	(0.3)	12.7
Others	9,812	10,427	9,073	(5.9)	8.1
TOTAL	**149,226**	**145,993**	**139,299**	**2.2**	**7.1**

(1) Including loan assignments (CRI) of R$ 388 million in Mar/10; Dec/09: R$ 393 million; Mar/09: R$ 303 million; and
(2) Around 90% of Surety and Guarantee Corporate transactions are carried out with Large Corporations.

Vehicle Portfolio

R$ Million	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
- Individuals	20,609	18,711	19,540	10.1	5.5
- Corporate	3,062	2,949	3,099	3.8	(1.2)
CDC Portfolio	**23,671**	**21,660**	**22,639**	**9.3**	**4.6**
- Individuals	11,329	12,323	12,575	(8.1)	(9.9)
- Corporate	5,962	6,199	6,171	(3.8)	(3.4)
Leasing Portfolio	**17,291**	**18,522**	**18,746**	**(6.6)**	**(7.8)**
- Individuals	108	117	78	(7.7)	38.5
- Corporate	3,482	3,867	4,007	(10.0)	(13.1)
Finame Portfolio	**3,590**	**3,984**	**4,085**	**(9.9)**	**(12.1)**
- Individuals	32,046	31,151	32,193	2.9	(0.5)
- Corporate	12,506	13,015	13,277	(3.9)	(5.8)
TOTAL	**44,552**	**44,166**	**45,470**	**0.9**	**(2.0)**

R$ Million

	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Own Portfolio [(1)]	7,949	7,499	6,055	6.0	31.3
Acquired	3,542	1,951	923	81.5	283.7
TOTAL	**11,491**	**9,450**	**6,978**	**21.6**	**64.7**

(1) Including loan assignment (FIDC) of R$ 360 million in Mar/10; Dec/09: R$ 351 million; Mar/09: R$ 381 million.

Mortgage

R$ Million


Annual Origination
4,500
4,707
6,500
1,535
4Q
1,266
3Q
1,251
2Q
655
1Q
1,846
1Q
2009
2010
Goal
Accomplished


Origination by Borrower
655
1,535
1,846
70.8%
79.6%
81.7%
29.2%
20.4%
18.3%
1Q09
4Q09
1Q10
Individuals
Builders


Origination (# Homes)
5,307
10,357
14,673
1Q09
4Q09
1Q10


Portfolio Breakdown
5,416
6,893
7,461
59.0%
62.6%
62.9%
41.0%
37.4%
37.1%
Mar09
Dec09
Mar10
Individuals
Corporate

Cards



Market Share (%) - Billings
18.9
19.6
21.7
Mar09
Dec09
Mar10
Credit Cards (*)



Card Base - Million
85.2
49.6
35.6
132.9
53.3
79.6
135.6
54.6
81.0
Mar09
Dec09
Mar10
Credit Cards (*)
Debit Cards



Billings - R$ Million
11,789
17,626
16,678
1Q09
4Q09
1Q10
Credit Cards (*)



Transactions - In Million
158.1
222.5
215.7
1Q09
4Q09
1Q10
Credit Cards (*)

(*) Credit Cards: including prepaid, Private Label and Pague Fácil cards.

Operational Coverage Ratio (1)


R$ Million
12,901
13,227
13,895
14,458
14,846
15,381
15,697
16,033
16,397
16,863
17,460
18,220
9,574
9,964
10,416
10,649
10,792
10,829
10,744
10,776
11,030
11,189
11,616
12,017
74.2
75.3
75.0
73.7
72.7
70.4
68.4
67.2
67.3
66.4
66.5
66.0
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q09
1Q10
Admin. + Personnel Expenses (a)
Fee Income (b)
Coverage Ratio % (b/a)

(1) Accumulated over 12 months.

Main Funding

R$ Million

	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Demand Deposits + Investment Account	32,585	35,663	25,882	(8.6)	25.9
Savings Deposits	45,195	44,162	37,392	2.3	20.9
Time Deposits + Debentures	134,122	128,198	138,606	4.6	(3.2)
Subordinated Debts	23,541	23,104	20,274	1.9	16.1
Total	**235,443**	**231,127**	**222,154**	**1.9**	**6.0**
Fixed Income	216,183	209,602	176,305	3.1	22.6
Equities	34,631	31,551	20,293	9.8	70.7
Third-Party Funds	7,749	6,547	4,377	18.4	77.0
Asset Management	**258,563**	**247,700**	**200,975**	**4.4**	**28.7**

R$ Million

	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Demand Deposits + Investment Account	32,585	35,663	25,882	(8.6)	25.9
Sundry Floating	3,715	1,522	2,991	144.1	24.2
Savings Deposits	45,195	44,162	37,392	2.3	20.9
Time Deposits + Debentures (1)	134,122	128,198	138,606	4.6	(3.2)
Others	10,851	10,089	7,051	7.6	53.9
Funding from clients	**226,468**	**219,634**	**211,922**	**3.1**	**6.9**
(-) Reserve Requirements/Funds Available (2)	(46,064)	(38,203)	(33,866)	20.6	36.0
Funding from clients - Net of Reserve Requirements	**180,404**	**181,431**	**178,056**	**(0.6)**	**1.3**
Mandatory Onlendings	20,646	18,812	17,124	9.7	20.6
Foreign Credit Lines	14,272	9,271	11,087	53.9	28.7
Funding Overseas	15,383	13,081	16,566	17.6	(7.1)
Total Funding (A)	**230,705**	**222,595**	**222,833**	**3.6**	**3.5**
Loan Portfolio / Leasing / Cards (Other Credits) / Acquired Interbank Deposit Certificate (B) (3)	**199,605**	**191,970**	**184,837**	**4.0**	**8.0**
B / A (%)	**86.5%**	**86.2%**	**82.9%**	**0.3 p.p**	**3.6 p.p**

(1) Debentures basically used as base of repos;
(2) Does not include public-sector´s securities linked to Savings; and
(3) Including cards receivables (cash and credit purchases) and Interbank Deposit Certificate acquired to be deducted from the Reserve Requirements.

Income Statement Summary

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Insurance Written Premiums, Pension Plan Contribution and Savings Bonds Income	**7,196**	**8,040**	**5,514**	**(10.5)**	**30.5**
Insurance Realized Premiums, Pension Plans Contribution And Savings Bonds Income	3,672	3,719	3,182	(1.3)	15.4
Decrease of PIC/PDA Interest Rates	-	(180)	-	-	-
Financial Net Income	791	712	622	11.1	27.2
Other Operating Income	261	197	241	32.5	8.3
Retained Claims	(2,267)	(2,197)	(1,982)	3.2	14.4
Savings Bonds Raffles and Redemptions	(451)	(522)	(364)	(13.6)	23.9
Selling Expenses	(372)	(335)	(299)	11.0	24.4
General and Administrative Expenses	(402)	(368)	(308)	9.2	30.5
Other Operating Expenses	(17)	(86)	(46)	(80.2)	(63.0)
Tax Expenses	(85)	(80)	(72)	6.3	18.1
Operating Income	**1,130**	**860**	**974**	**31.4**	**16.0**
Equity Result	55	99	46	(44.4)	19.6
Non-Operating Income	(7)	(16)	12	-	(158.3)
IT/SC and Minoritary Interest	(475)	(341)	(382)	39.3	24.3
ADJUSTED NET INCOME	**703**	**602**	**650**	**16.8**	**8.2**

Tax Credit/Shareholders' Equity Ratio



32.8%
32.8%
31.0%
31.4%
28.0%
28.1%
26.4%
23.6%
1.3%
1.2%
3.4%
4.0%
23.0%
1.6%
1.2%
3.3%
4.6%
22.1%
1.0%
1.0%
3.0%
3.8%
22.2%
0.4%
0.8%
2.7%
3.7%
23.7%
0.1%
0.6%
2.5%
2.7%
22.1%
0.1%
0.6%
2.3%
2.7%
22.4%
1.2%
2.4%
3.5%
19.2%
1.2%
2.5%
3.0%
16.9%
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Temporary Differences
Tax Loss
Goodwill
Social Contribution (1)
Others
Total

(1) Provisional Measure #2,158 -35 as of August 24,2001.

Note: Tax credits net of deferred tax liabilities.

1Q10 Earnings Results

Bradesco

This presentation may contain forward-looking statements. Such statements are not statements of historical facts and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to the impact of competitive services and pricing market acceptance of services, service transactions by the Company and its competitors, regulatory approval, currency fluctuations, changes in service mix offered, and other risks described in the Company's registration statement and other Securities and Exchange Commission filings. Forward-looking statements speak only as of the date they are made and Banco Bradesco does not undertake any obligation to update them in light of new information or future developments.

NÍVEL 1 BOVESPA BRASIL | BBD LISTED NYSE | LATIBEX XBBDC | Índice de Ações com Tag Along Diferenciado ITAG | Índice de Sustentabilidade Empresarial ISE 2009-2010 | Dow Jones Sustainability Indexes Member 2009/10